Exhibit 99.1

CENTERRA GOLD INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                  Name and Address of Company

Centerra Gold Inc. (“Centerra” or the “Company”)
1 University Avenue, Suite 1500
Toronto, Ontario M5J 2P1

Item 2                  Date of Material Change

May 31, 2023.

Item 3                  News Release

A new release was issued by Centerra through the facilities of GlobeNewswire. A copy of the news release was filed on SEDAR May 31, 2023.

Item 4                  Summary of Material Change

On May 31, 2023, Centerra announced that the Turkish Ministry of Environment, Urbanization and Climate Change (“Ministry of Environment”) approved an amended Environmental Impact Assessment (“EIA”) for the Öksüt Mine in Türkiye and the Company expects to restart full operations at the Öksüt Mine in the coming weeks.

Item 5                  Full Description of Material Change

In March 2022, Centerra announced it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury having been detected in the gold room at the adsorption, desorption and recovery (“ADR”) plant. In the second quarter of 2022, after professionally cleaning the affected areas of the ADR plant, including removal and disposal of contaminated materials, Centerra began a retrofit of the ADR plant to install, among other things, a mercury abatement system to detect, monitor and capture mercury to prevent exposure to personnel and to safeguard the environment. As it worked with relevant Turkish authorities to obtain the required approvals to restart the gold room operations at the ADR plan, the Company also began a process to amend the EIA for the Öksüt Mine during the second quarter of 2022.

In the first quarter of 2023, the Company completed construction of the mercury abatement system and the ADR plant underwent inspection and testing by the Ministry of Environment and the Turkish Ministry of Labour and Social Security. On May 31, 2023, Centerra announced that the Ministry of Environment approved an amended EIA for the Öksüt Mine and that, with the EIA approval in hand, along with the receipt of regulatory approvals for the mercury abatement retrofit to the ADR Plant, the Company expects to restart full operations at Öksüt in the coming weeks.

Item 6                  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                  Omitted Information

Not applicable.

Item 8                  Executive Officer

For further information, please contact:

Yousef Rehman
Executive Vice President, General Counsel & Corporate Secretary
1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
Tel: 416-204-3787

Item 9                  Date of Report

June 8, 2023.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, “potential”, “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: expectations for a full restart of operations at the Öksüt Mine.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: political risks associated with the Company’s operations in Türkiye, administrative delays caused by general elections in Türkiye; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of June 8, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.